FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

The Middle River Aircraft Systems Salaried Savings Plan
GE Aircraft Engines, General Electric Company
One Neumann Way 501
Cincinnati, OH 45215

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Middle River Aircraft Systems Salaried Savings Plan

By: *Alice F. Guillott*

Name: Alice F. Guillott
Title: Committee Member,
Benefits Committee for
Certain GE Affiliated Plans

Date: June 28, 2004

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report

KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

The Middle River Aircraft Systems Salaried Savings Plan

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-42695) of the General Electric Company of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2003 and 2002 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of The Middle River Aircraft Systems Salaried Savings Plan.

KPMG LLP

New York, New York
June 25, 2004

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
The Middle River Aircraft Systems Salaried Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Middle River Aircraft Systems Salaried Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U. S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) – December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 25, 2004

THE MIDDLE RIVER AIRCRAFT SYSTEMS
SALARIED SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments, at fair value (notes 3 and 4):		
Cash and cash equivalents	$ 270,658	—
Mutual funds	10,332,049	—
Common stock	10,953,943	—
Pooled investment fund	3,794,975	—
Plan interest in Master Trust	—	19,564,791
Participant loans	391,138	433,801
Total investments	25,742,763	19,998,592
Receivables:		
Employer contributions	—	11,703
Participant contributions	—	35,133
Total receivables	—	46,836
Net assets available for plan benefits	$ 25,742,763	20,045,428

See accompanying notes to financial statements.

THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to (deductions from) net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$	2,380,089
Dividends and interest		122,975
Plan interest in Master Trust investment income (note 4)		1,807,065
Interest on participant loans		18,937
Total investment income		4,329,066
Contributions:		
Participants		1,713,121
Employer		578,093
Total contributions		2,291,214
Benefits paid to participants		(922,045)
Administrative expenses		(900)
Net increase		5,697,335
Net assets available for plan benefits at:		
Beginning of year		20,045,428
End of year	$	25,742,763

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of The Middle River Aircraft Systems Salaried Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is sponsored by The Middle River Aircraft Systems (the Company), a division of MRA Systems, Inc. whose ultimate parent is General Electric Company (GE). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective April 26, 2003, the Company approved the transfer of Plan assets to Matrix Capital Bank (Matrix). In connection with the transfer, assets in the Master Trust apportioned to the Plan were transferred to Matrix and BISYS Retirement Services (BISYS) assumed record-keeping duties.

Eligibility

Employees not covered by collective bargaining agreements are generally eligible for participation in the Plan immediately upon employment with the Company.

Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 17% of their eligible compensation, on a pre-tax or after-tax basis. The Company matches 50% of participant contributions up to 7% of eligible compensation.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in the accordance with certain regulations.

The Internal Revenue Code sets maximum limit that participants can elect as pretax contributions. The limit was $12,000 and $11,000 per individual for 2003 and 2002, respectively.

Investment Options

Until April 26, 2003, the Plan's investments were held in a Master Trust. Effective April 26, 2003, the assets were transferred to Matrix; however, investment options remained the same. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

GE Common Stock Fund – This fund primarily invests in General Electric Company (GE) common stock, with a small portion of the fund held in cash or other short-term investments to provide liquidity.

State Street Stable Value Fund (formerly GE Stable Income Fund) – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

(Continued)

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments, principally including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

State Street Global Advisors (SSgA) S&P 500 Index Fund – This fund invests in various investment vehicles seeking to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. This fund seeks long-term capital appreciation.

Investment Company of America Fund – This fund invests in well-established blue-chip companies in the U.S. as well as foreign markets. The fund seeks long-term growth of capital and income.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

New Perspective Fund – This fund is classified as a global stock fund composed principally of U.S. and foreign stocks. The objective is long-term growth of capital.

American Century Growth Fund – This fund is a growth fund that invests in larger companies with accelerating earnings and revenues.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to maximum equal to the lesser of $50,000 or 50% of their account balance. There is a $50 charge for each loan. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may not exceed 4.5 years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to 15 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer matching contributions and earnings thereon. Investment income is reinvested in the same fund in which it is earned.

Vesting

Participants are immediately fully vested in their contributions to the Plan, any Company contributions and the earnings thereon.

 (Continued)

Payment of Benefits

Subject to certain limitations, a participant may withdraw all or a portion of his or her after-tax supplemental contributions, including earnings thereon, by applying to the Plan Committee. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 1/2. No amounts attributable to matching employer contributions may be withdrawn while a participant is employed by the Company prior to age 70 1/2. In the case of hardship, a participant may elect to withdraw all or a portion of pre-tax contributions, excluding earnings thereon; after-tax contributions; and rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for six months after the hardship deduction.

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, in annual installments.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments were held in a Master Trust until April 26, 2003. On this date, the investments were transferred out of the Master Trust into a separate trust of the Plan. The following are the investment valuation and income recognition policies of the Plan and the Master Trust.

Investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value which represents the net asset value of shares as reported by the investment manager of the fund. GE Common Stock traded on the New York Stock Exchange is valued at the current market price on the last business day of the Plan's year end.

Short term investments and participant loans are valued at cost which approximates fair value. Interest on participant loans is recorded on a cash basis which is not materially different than earned.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(3) Investments

The fair values of individual investments as of December 31, 2003 are as follows:

American Century Growth Fund	954,408	
Investment Company of America Fund	1,112,409	
New Perspective Fund	1,168,113	
Total mutual funds	10,332,049	
Pooled investment fund:		
State Street Stable Value Fund	3,794,975	*
Common stock:		
GE Company	10,953,943	*
Short-term investments:		
Cash and cash equivalents	270,658	
Participant loans	391,138	
Total investments	$ 25,742,763	

* Represents 5% or more of Plan's net assets.

(Continued)

During the period April 26, 2003 to December 31, 2003, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the period) appreciated in value as follows:

Mutual funds	$	1,500,337
Common stock		787,514
Pooled investment fund		92,238
Total	$	2,380,089

(4) Interest in Master Trust

Effective January 1, 1998, the Company formed the Master Trust in accordance with a master trust agreement with State Street Bank & Trust Company.

Use of a master trust permits the commingling of various investments that fund Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, CitiStreet LLC, the Plan's recordkeeper, maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

Effective April 26, 2003, the Master Trust was terminated, and assets were transferred to Matrix.

The following represents the 2002 financial information regarding the net assets and investment income of the Master Trust, as well as the Plan's interest in the Master Trust and investment income, which was certified as being accurate and complete by State Street Bank and Trust Company.

		As of December 31, 2002
GE Company common stock, at fair value	$	9,787,239
Mutual funds, at fair value		9,262,658
Pooled investment fund, at fair value		4,022,216
Short-term investments, at contract value		208,482
Accrued interest and dividends		79,997
Net assets of the Master Trust	$	23,360,592
Plan's interest in the Master Trust	$	19,564,791

(Continued)

Investment income from the Master Trust for the period January 1, 2003 to April 26, 2003 is summarized as follows:

Net appreciation in the fair value of investments:		
GE Company common stock	$	1,898,770
Mutual funds		148,309
Pooled investment fund		54,968
		2,102,047
Interest		913
Dividends		127,507
Total investment income of Master Trust	$	2,230,467
Plan's net participation in investment income of the Master Trust for the period January 1, 2003 to April 26, 2003	$	1,807,065

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, consisting of mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(6) Related Party Transactions (Parties in Interest)

Prior to April 26, 2003, the record-keeping functions for the underlying investments held by the Plan were performed by CitiStreet LLC (a State Street Bank and CitiGroup Company), which was a party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan Sponsor. Effective April 26, 2003, the record-keeping functions are performed by BISYS.

Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Certain of the investments of the Plan are shares of a pooled investment fund managed and valued by State Street. State Street was the custodian of the Plan prior to April 26, 2003. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operation expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated April 28, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

THE MIDDLE RIVER AIRCRAFT SYSTEMS SALARIED SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares	Fair value
*	Matrix Capital Bank	Cash and cash equivalents	270,658	$ 270,658
*	State Street Stable Value Fund	Pooled investment	227,695	3,794,975
*	GE Company	Common stock	353,581	10,953,943
*	GE Strategic Investment Fund	Mutual fund	37,564	889,518
*	GE Fixed Income Fund	Mutual fund	129,089	1,616,193
*	SSgA S&P 500 Index Fund	Mutual fund	161,850	2,971,558
	American Century Growth Fund	Mutual fund	53,200	954,408
	Investment Company of America Fund	Mutual fund	38,572	1,112,409
	New Perspective Fund	Mutual fund	47,698	1,168,113
*	GE U.S. Equity Fund	Mutual fund	61,335	1,619,850
*	Participant loans	73 loans to participants with interest rates of 5.00% to 10.50%	—	391,138
				$ 25,742,763

* Party in interest as defined by ERISA.